

November 5, 2010

John Bordynuik
President and Chief Executive Officer
JBI, Inc.
1783 Allanport Rd.
Thorold, Ontario
Canada

> **Re: JBI, Inc.**
> **Form 10-K for the Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **Forms 10-Q for the Periods Ended September 30, 2009, March 31, 2010 and**
> **June 30, 2010**
> **File No. 000-52444**

Dear Mr. Bordynuik:

We have reviewed your letter dated October 20, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2009

1. Refer to our prior comment 1. We see you indicated in your response that you estimate you will complete and file an amended Form 10-Q for the period ended September 30, 2009 by December 15, 2010. We will review the amendment to your Form 10-Q when filed.

Amendment No. 1 to Form 10-K for the Year Ended December 31, 2009

2. We will continue to evaluate your responses to prior comments 2, 4, 5, 6, 7, 8, 9, 10, 12, 13, 26, 28, 29, 30, 31 and 33 after you have filed an amended Form 10-K for the fiscal year ended December 31, 2009 that includes the disclosures requested by our prior comments.

Item 1. Business, page 4

3.   We note your response to prior comment 4.

- Please tell us and amend your filing to clarify which entities, if any, that are described on page 4 of your response are your affiliates.

- Please file the Area License Agreement and license referenced the last paragraph of your response to prior comment 4. If necessary, you may request confidential treatment for portions of those exhibits. Refer to Exchange Act Rule 24b-2 and our guidance in Staff Legal Bulletin No. 1, available on the Commission's website at http://www.sec.gov/interps/legal/slbcf1r.htm.

4.   Regarding your response to prior comment 5, Regulation S-K Item 101(h)(4) requires that you provide material information so that your investors can understand your business. Please revise your filing to provide the required information without disclosing unnecessary details that would harm your competitive position. Please also disclose, if true, that you have not yet filed patents which would cover the technological claims underlying your process.

Products and Competition, page 5

5.   We reissue prior comment 6, as it remains unclear from your response what are your principal products or services and their markets. For each distinct business segment that you identify in your response, please disclose what products and services relate to the segment and describe the addressable market. Disclose what "third party products" are sold by Javaco, and to whom.

6.   Please revise your future filings to clearly describe your principal products or services and their markets. See Regulation S-K Item 101(h)(4)(i). For example, it is unclear what products or services you provide as part of your "data migration" and "Plastic2Oil" businesses. Please provide in your response the disclosure that you plan to use in future filings to address this comment.

Licenses, Patents and Trademarks, page 6

7.   We reissue prior comment 8 in part. Please disclose the duration of the Pak-It patents described in your response.

Environmental, page 6

8.   Regarding your response to prior comment 9, please clarify whether the air permit from the New York Department of Environmental Conservation is the only necessary government approval for your Plastic2Oil products. Also, it is unclear if this permit is

the same as the "temporary permit" described in your response to prior comment 4 or whether you need additional permits. Finally, please reconcile your response with your disclosure under "Note 8 – Subsequent Events" on page 18 of your Form 10-Q for the quarter ended March 31, 2010, as amended on October 20, 2010, which indicates that the stack test performed on September 17, 2010 "confirmed that [you] do not require a Title V air permit."

Recent Sales of Unregistered Securities, page 16

9.   The Form D that you reference in your response to prior comment 11 relates to the sale of $1,330, 316 in common stock; however, your disclosure in this section refers to aggregate offering proceeds of $1,995,116. Please advise.

Item 8. Financial Statements and Supplementary Data, page 22

Report of Independent Registered Public Accounting Firm, page 24

10.   We note your response to prior comment 14 indicating that you plan to complete and file an amended Form 10-K for the year ended December 31, 2009 by December 15, 2010 and that it will include financial statements for the year ended December 31, 2008 audited by a PCAOB registered auditing firm. We will review the amendment to your Form 10-K when filed.

Consolidated Statements of Cash Flows, page 28

11.   Refer to our prior comment 16. Please tell us why you believe the label "services contributed by shareholder" for all components of the $1,679,224 presented in your cash flow statement is appropriate. For example, you describe the $1 million loss in your response to comment 20 as being necessary because you "determined that the media credits had no value and should be written off." Tell us why the $1 million portion of the referenced total reconciling item is not labeled as relating to a non-cash charge for the write-off of media credits in your cash flow statements. Refer to the guidance at FASB ASC 230.

Note 1 – Organization, page 29

12.   We note your response to our prior comment 17. Please note that Item 9.01(a) of Form 8-K requires that "[f]or any business acquisition required to be described in answer to Item 2.01 of this form, financial statements of the business acquired shall be filed for the periods specified in Rule 8-04 of Regulation S-X for smaller reporting companies" and that Item 9.01(b) of Form 8-K requires that "[f]or any transaction required to be described in answer to Item 2.01 of this form, furnish any pro forma financial information that would be required pursuant to Rule 8-05 of Regulation S-X." The fact that the financials for the acquisitions are included in the year-end audit does not address whether

you have complied with the referenced Item 9.01 Form 8-K financial statement requirements. In light of the fact that you indicate both acquisitions exceeded 50% of your total assets, please amend the Form 8-K dated September 30, 2009 to include audited historical financial statements for the two most recent fiscal years and the latest unaudited interim periods preceding the acquisition as well as the corresponding interim period of the prior year for each of Javaco and Pak-It in accordance with Rule 8-04 of Regulation S-X. In addition, include all required pro forma financial statements in the requested Form 8-K.

Note 2 – Summary of Accounting Policies and Restatement, page 29

Restatement, page 29

13.   Refer to our prior comment 18. Please make sure your amended Form 10-K includes all disclosures required under paragraphs 7–10 of FASB ASC 250-10-50, including a detailed description of the nature of the error, the effect of the correction on each financial statement line item and any per-share amounts affected for each prior period presented and the cumulative effect of the change on retained earnings.

Note 8 – Business Combinations, page 36

14.   Refer to our prior comment 21. We noted your response to our prior comment indicates "[w]e *assumed* $3,865,000 worth of debt, however $2,665,000 of it was held by the previous Pak-It owners." Based on this fact, please revise this Note in the amended 2009 Form 10-K that you plan to file in December 2010 to clearly disclose, if true, that the fair value of new consideration *issued* by you in the transaction was $1,950,000 and that in connection with the transaction you also assumed $2,665,000 of previously held debt.

Item 9A. Controls and Procedures, page 42

15.   Refer to our prior comments 22, 23, 24 and 25. We see you indicated as part of your responses that you estimate you will complete and file an amended Form 10-K for the fiscal year ended December 31, 2009 by December 15, 2010. We will review the amendment to your Form 10-K when filed, including the changes made to the amendment to address the referenced prior comments.

Item 13. Certain Relationships and Related Transactions…, page 51

16.   We note your response to prior comment 29. Please provide all disclosure required by Regulation S-K Item 404(a) with respect to the transaction in which you issued John Bordynuik Inc. 66,667 shares in exchange for $200,000.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Andri Boerman at (202) 551-3645 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or Tim Buchmiller, Senior Attorney, at (202) 551-3635 with any other questions.

Sincerely,

Jeff Jaramillo
Accounting Branch Chief